February 24, 2025

Kuangtao Wang
Chief Executive Officer and Chairman
NFT Limited
Office Q 11th Floor, Kings Wing Plaza 2,
No.1 Kwan Street, Sha Tin, New Territories
Hong Kong

       Re: NFT Limited
           Registration Statement on Form F-3
           Filed February 13, 2025
           File No. 333-284912
Dear Kuangtao Wang:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
General

1. We note that your annual report on Form 20-F for the fiscal year ended December 31,
       2023 filed on May 16, 2024 does not appear to have been timely filed. In this regard, we note that the company relied upon Rule 12b-25(b) with respect to its annual report but the annual report was not actually filed within the prescribed time period permitted by the rule. Accordingly, it does not appear that you meet the eligibility requirements set forth in General Instruction I.A.2 of Form F-3. Please explain to us why you believe you are eligible to file on Form F-3 or amend your registration statement onto an appropriate form.
 February 24, 2025
Page 2
2.    Please include a prospectus summary pursuant to Item 3 of Form F-3. In the
      prospectus summary, please also address the following:
          Provide early in the summary a diagram of the company   s corporate
structure,
          identifying the person or entity that owns the equity in each depicted entity.
          Identify clearly the entity in which investors are purchasing their interest and the
          entity(ies) in which the company   s operations are conducted.
          Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permission requirements from the China Securities
Regulatory
          Commission (CSRC), Cyberspace Administration of China (CAC) or any
other
          governmental agency that is required to approve your company   s
operations, and
          state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your
          subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
          inadvertently conclude that such permissions or approvals are not required, or (iii)
          applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. With respect to your disclosure on page 11 of your Form 20-F filed May 16, 2024 that you are not currently required to obtain any permissions or approvals form the CSRC, the CAC or any other PRC governmental authority, please disclose in your registration statement and state whether you relied on the advice of counsel, and, if so, identify counsel and include a consent.
          Provide a clear description here of how cash is transferred through your
          organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such
          transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Please also disclose whether you have cash management policies that dictate how and when funds are transferred or distributed. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements. If no difficulties are identified, then state that there is no assurance that the PRC government will not intervene or impose
          restrictions on your company   s ability to transfer cash into or out
of Hong Kong.
3. Please add disclosure that clarifies that the legal and operational risks associated with having operations in mainland China also apply to having operations in Hong Kong.
 February 24, 2025
Page 3
Cover Page

4.    Please revise to specify that the PRC regulatory authorities could disallow
      your corporate structure, which would likely result in a material change in your operations or a material change in the value of your securities, including that such event could cause the value of your securities to significantly decline or become worthless. Also revise to include a specific cross-reference to the detailed discussion of risks facing the company and the offering as a result of your corporate structure and add risk factor disclosure that highlights the risk that if regulations related to your corporate structure change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless.
5. Please provide prominent disclosure about your corporate structure and the legal and operational risks associated with being based in or having the majority of the
      company   s operations in China. In particular, describe the significant regulatory,
      liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your Form 20-F. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Your disclosure should address how recent statements and regulatory actions by
      China   s government, such as those related to data security or
anti-monopoly concerns,
      have or may impact the company   s ability to conduct its business,
accept foreign
      investments, or list on a U.S. or other foreign exchange. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, please identify your auditor, and, if true, disclose here that your auditor is located in the U.S.
6. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in Hong Kong and that the holding company does not conduct operations.
      Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
7. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. In addition, provide cross-references to the consolidated financial statements in your Form 20-F filed May 16, 2024. February 24, 2025
Page 4
8. Refer to your disclosure on page 11 of your Form 20-F filed May 16, 2024. Please disclose here how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance. In addition, please revise to clarify here how it was determined that the company is not subject to the
       Trial Administrative Measures. If you are relying on the opinion of counsel for this determination, revise to identify counsel and to include counsel's consent as an exhibit to the registration statement.
Enforceability of Civil Liabilities, page 31

9. We note your disclosure that some of your directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. Please revise your disclosure to specify the jurisdictions in which your assets and directors and officers are located, identifying each officer and/or director located in China and/or Hong Kong, and disclose the difficulty of enforcing liabilities and judgments in these jurisdictions. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China and/or Hong Kong, lack of reciprocity and treaties, and cost and time constraints. In addition, we note your risk disclosure on page 9 of your Form 20-F filed May 16, 2024 regarding the difficulty of acquiring jurisdiction and enforcing liabilities against your officers, directors and assets based in Hong Kong. Include this risk factor as a risk factor and in your registration statement and, in your registration statement, make corresponding changes to the risk factor. Also, to the extent that you relied on an opinion of counsel, please identify counsel and include counsel's consent as an exhibit.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Paik at 202-551-6553 or Sonia Bednarowski at 202-551-3666
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:   Joan Wu, Esq.